                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549




                                    FORM 11-K


(Mark One)
                  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
     X            SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
----------

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

                  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
----------        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                  to
                               ----------------    ----------------

                          Commission file number 1-3950



                           FORD MICROELECTRONICS, INC.
                        SALARIED RETIREMENT SAVINGS PLAN
                            (Full title of the plan)


                               FORD MOTOR COMPANY
                                The American Road
                            Dearborn, Michigan 48121
   (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Financial Statements

       Statement of Net Assets Available for Benefits, as of December 31, 1998 and 1997.

       Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1998.

       Schedule I - Schedule of Assets Held for Investment Purposes as of December 31, 1998.

       Schedule II - Reportable Transactions for the Year Ended December 31,
1998.


Exhibit
-------

Designation                     Description                                     Method of Filing
-----------                     -----------                                     ----------------

Exhibit 23         Consent of PricewaterhouseCoopers LLP                    Filed with this Report.



                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Ford Microelectronics, Inc. Salaried Retirement Savings Plan Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                 FORD MICROELECTRONICS, INC.


                                 By: /s/Thomas J. Lombardi
                                     ------------------------------------------
                                     Thomas J. Lombardi, Chairman
                                     Ford Microelectronics, Inc.
                                     Salaried Retirement Savings Plan Committee


June 25, 1999

FORD MICROELECTRONICS, INC. SALARIED RETIREMENT SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES


                                                                           PAGES


Report of Independent Accountants..............................................2


Financial Statements:

     Statement of Net Assets Available for Plan Benefits as
         of December  31, 1998 and 1997........................................3

     Statement of Changes in Net Assets Available for Plan Benefits with fund information for the year ended December  31, 1998.....................4

     Notes to Financial Statements..........................................5-10


Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes
         as of December  31, 1998.............................................11

     Item 27d - Schedule of Reportable Transactions for the year ended
         December  31, 1998................................................12-13

REPORT OF INDEPENDENT ACCOUNTANTS


To the Boards of Directors of
Ford Motor Company and
Ford Microelectronics, Inc.:

In our opinion, the accompanying statements of net assets available for benefits of the Ford Microelectronics, Inc. Salaried Retirement Savings Plan (the "Plan") at December 31, 1998 and 1997 and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998, present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and 1997 and the changes in net assets available for benefits with fund information for the year ended December 31, 1998 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.




May 7, 1999

FORD MICROELECTRONICS, INC. SALARIED RETIREMENT SAVINGS PLAN
STATEMENT OF PLAN NET ASSETS AVAILABLE FOR PLAN BENEFITS as of December 31, 1998 and 1997
In thousands


                                ASSETS                    1998         1997
Investments, at fair value                           $   31,692   $   20,953
Participant notes receivable                                590          522
                                                     ----------   ----------

       Net assets available for benefits             $   32,282   $   21,475
                                                     ==========   ==========

The accompanying notes are an integral part of the financial statements.

FORD MICROELECTRONICS, INC. SALARIED RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS for the year ended December 31, 1998
In thousands


                                                                   PARTICIPANT-DIRECTED
                                  ------------------------------------------------------------------------------------
                                    FORD      ASSOC-                                               INTER-    STRATEGIC
                                   COMPANY    IATES      ULTRA      VISTA     EQUITY              NATIONAL    CONSER-     STRATEGIC
                                    STOCK     STOCK    INVESTORS  INVESTORS   INCOME    VALUE     GROWTH      VATIVE       MODERATE
                                    FUND       FUND      FUND       FUND       FUND      FUND      FUND        FUND          FUND
                                  ----------  -------  ---------  ----------  -------   -------   --------    ---------   ---------
Net assets at fair value,
     January 1,  1998             $   8,773   $         $  2,017    $  1,074  $ 1,035   $ 2,283   $    776    $     27     $     88

Additions:
  Participant contributions             171                  305         130      153       256        163           2           29
  Company contributions                 153                  297         128      142       200        111           2           26
  Participant notes - principal
       repayments                        37                   51          21       21        36         11                        5
  Participant notes - Interest
       repayments                         5                   10           4        4         5          2                        2
  Dividend and interest income       (1,835)    2,184         271                 202       384         18                        5
  Net appreciation in fair
  value of investments                3,834     2,248         422                                      123           1            5
  Transfers in                        4,799       507       1,152        198      349       283        182                        8
                                  ---------   -------   ---------   --------  -------   -------   --------    --------     --------
     Total additions                  7,164     4,939       2,508        481      871     1,164        610           5           80

Deductions:
  Distributions                         246        79          56         14        9        27         10                        5
  Loans to  participants                 17         5          72         22       27        53         11                        8
  Net depreciation in fair
  value of investments                                                   112       65       277
  Transfers out                       4,690       922       1,138        629      523       822        229          32           44
                                  ---------   -------   ---------   --------  -------   -------   --------    --------     --------

     Total deductions                 4,953     1,006       1,266        777      624     1,179        250          32           57
                                  ---------   -------   ---------   --------  -------   -------   --------    --------     --------
Net assets at fair value,
     December 31, 1998            $  10,984   $ 3,933   $   3,259   $    778  $ 1,282   $ 2,268   $  1,136    $      0     $    111
                                  =========   =======   =========   ========  =======   =======   ========    ========     ========

                                                                   PARTICIPANT-DIRECTED
                                  ------------------------------------------------------------------------------------

                                                           SCHWAB                            U.S.      INCOME
                                  STRATEGIC    PREMIUM     PERSONAL   PRIME                 SMALL         &        PARTICI-
                                  AGGRESSIVE    BOND       CHOICE     MONEY        GNMA    COMPANY     GROWTH       PANT
                                     FUND       FUND        FUND      MARKET       FUND      FUND       FUND       NOTES    TOTAL
                                  ----------   --------   --------   --------    --------   --------   --------
Net assets at fair value,
  January 1, 1998                 $     400    $    246   $    205   $  1,447    $    189   $      0   $  2,393  $   522   $ 21,475

Additions:
  Participant contributions              58          20                    41          25         10        416               1,779
  Company contributions                  61          15                    56          26         10        307               1,534
  Participant notes - principal
      repayments                         23           3                    25           4                    51     (288)
  Participant notes - Interest
      repayments                          2                                 4                                 7                  45
  Dividend and interest income           17          24         45         78          13          7        204               1,617
  Net appreciation in fair
  value of investments                   43           3                                                     574               7,253
  Transfers in                           65         378        261      2,587          70         87      1,262             12,188
                                  ---------    --------   --------   --------    --------   --------   --------  -------   --------
    Total additions                     269         443        306      2,791         138        114      2,821     (288)    24,416

Deductions:
  Distributions                          38                               448           2                    20                 954
  Loans to  participants                 27           6                    27           4          1         76     (356)
  Net depreciation in fair
  value of investments                                                                            12                            466
  Transfers out                         103         144                 1,658          60         43      1,152              12,189
                                  ---------    --------   --------   --------    --------   --------   --------  -------   --------

    Total deductions                    168         150                 2,133          66         56      1,248     (356)    13,609
                                  ---------    --------   --------   --------    --------   --------   --------  -------   --------
Net assets at fair value,
  December 31, 1998               $     501    $    539   $    511   $  2,105    $    261   $     58   $  3,966  $   590   $ 32,282
                                  =========    ========   ========   ========    ========   ========   ========  =======   ========

The accompanying notes are an integral part of the financial statements.

FORD MICROELECTRONICS, INC. SALARIED RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS


1.     DESCRIPTION OF THE PLAN:

       The following description of the Ford Microelectronics, Inc. (the "Company") Salaried Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

       a. GENERAL: The Plan is a defined-contribution plan established to encourage and facilitate systematic savings and investment by eligible salaried employees and to provide them with an opportunity to become stockholders of Ford Motor Company ("Ford").It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

       b. ELIGIBILITY: With certain exceptions, regular full-time salaried employees are eligible to participate in the contributory portion of the Plan at date of hire. All full-time employees are eligible to participate in the employer discretionary portion of the Plan. Participation in the Plan is voluntary.

       c. CONTRIBUTIONS: Under the Plan and subject to limits imposed by the Internal Revenue Code, participants may defer up to 15 percent in pre-tax contributions and 10 percent in post-tax contributions. The Company match is at the rate of 100 percent of the first 3 percent of the participants' base salaries contributed and at the rate of $.60 for each dollar of the next 7 percent of participants' base salaries contributed. The Company may also contribute an additional amount determined at the discretion of the Company, in cash. For the years ended December 31, 1998 and 1997, the Company made discretionary contributions of 3 percent for each regular active employee with covered compensation. These contributions were made bi-weekly in 1998 and 1997.

       d. PARTICIPANT ACCOUNTS: Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings. Administrative expenses are paid primarily by the Company. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

       e. VESTING: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after five years of credited service. A participant becomes fully vested in Company matching contributions automatically upon attainment of normal retirement age, retirement due to disability, death, or partial plan termination. Participants are entitled to receive the full amount of vested funds when their employment is terminated.

       f. INVESTMENTS OPTIONS: Upon enrollment in the Plan, a participant may direct employee and Company matching and discretionary contributions in any of the investment options. As of December 31, 1998, participants have the following investment options:

       - Ford Motor Company Stock Fund - Invests primarily in shares of Ford Motor Company common stock with a small portion of short-term liquid investments for liquidity purposes.

       - Associates First Capital Corporation (the "Associates") Stock Fund - A "sell-only" fund consisting primarily of shares of the Associates' common stock with a small portion of short-term liquid investments for liquidity purposes, and after December 31, 1999 will be closed. No contributions or transfers by Plan participants may be made to this fund. Future cash dividends paid on the Associates stock held in the Associates Stock Fund will be credited to participants' accounts in the Ford Stock Fund and invested in shares of Ford Common Stock.

       - Ultra Fund - Invests in stocks of companies with accelerating earnings and revenue trends. The objective of the fund is to seek capital growth over time.

       - Vista Fund - Invests in medium-sized and smaller companies, with an emphasis on smaller firms. The objective of the fund is to seek capital growth over time.

       - Equity Income Fund - Invests primarily in companies with favorable dividend-paying history, dividend-paying ability and capital appreciation potential. The objective of the fund is to seek current income with capital appreciation as a secondary objective.

       - Value Fund - Invests primarily in stocks of well-established companies that are believed to be undervalued at the time of purchase. The objective of the fund is to seek capital growth over time.

       - International Growth Fund - Invests in a diversified international portfolio with the majority of investments in developing markets. The objective of the fund is to seek capital growth over time.

       - Strategic Conservative Fund - Invests in a diversified portfolio of bonds, money market securities and stocks. The fund's investment objective is to obtain as high a level of total return as is consistent with the fund's asset mix.

       - Strategic Moderate Fund - Invests in equity securities, but maintains a sizable stake in bonds and money market securities. The objective of the fund is to seek high levels of total return (capital appreciation plus income) as is consistent with its risk profile.

       f. INVESTMENTS OPTIONS, CONTINUED:

       - Strategic Aggressive Fund - Invests in a diversified portfolio of stocks, bonds and money market securities and seeks a high level of total return. The objective of the fund is to seek high levels of total return (capital appreciation plus income) as is consistent with its risk profile.

       - Premium Bond Fund - Invests in longer-term bonds and other debt instruments. The objective of the fund is to seek high levels of current income.

       - Schwab Personal Choice Fund - Allows participants to invest in mutual funds, listed and over-the-counter stocks, certificates of deposits, money market funds and federally backed investments and bonds at the participants discretion.

       -  Prime Money Market Fund - Invests in high-quality U.S.
          dollar-denominated money market instruments and other short-term obligations of banks, governments and corporations. The objective of the fund is to seek the highest level of current income consistent with preservation of capital.

       - GNMA Fund - Invests in mortgage-backed Ginnie Mae certificates. The objective of the fund is to provide a high level of current income consistent with safety of principal and investment liquidity.

       - U.S. Small Company Fund - Invests primarily in small and medium U.S. companies that are ranked as the most undervalued. The objective of the fund is to provide a high total return from a portfolio of small company stocks.

       - Income & Growth Fund - Invests primarily in larger-sized companies and targets stocks with a higher expected dividend yield and higher overall return potential. The objective of the fund is to provide dividend growth, current income and capital appreciation by investing in common stocks.

       g. PARTICIPANT NOTES RECEIVABLE: Participants may borrow from their fund accounts a minimum of $1,000 and to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to/from the investment fund from/to the Participant Notes fund. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans bear interest at a rate commensurate with local prevailing rates. Interest rates range from 6.0 to 9.5 percent. Principal and interest are paid ratably through bi-weekly payroll deductions.

       h. PAYMENT OF BENEFITS: On termination of service due to death, disability, retirement, or partial plan termination, a participant may elect to receive all or part of participant's vested interest in his or her account as a lump-sum distribution.

       i. FORFEITURES: The Plan permits the Company to use the funds forfeited by participants to pay Plan administration expenses, and, to the extent not used to pay such expenses, to reduce future Company contributions. As of December 31, 1998 and 1997, $91,704 and $130,464 were forfeited by plan participants and were available to pay future administrative expenses. To the extent that forfeited funds are not available to pay Plan administrative expenses, the Company pays such expenses.

       j. INVESTMENT PARTICIPATION: The number of participants in each program at December 31, 1998 are as follows:



                                                      NUMBER OF
                 INVESTMENT FUND                    PARTICIPANTS
    ---------------------------------------       ----------------
    Ford Motor Company Stock Fund                              312
    Associates Stock Fund                                      264
    Ultra Fund                                                 237
    Vista Fund                                                 132
    Equity Income Fund                                         137
    Value Fund                                                 166
    International Growth Fund                                  134
    Strategic Conservative Fund                                  0
    Strategic Moderate Fund                                     37
    Strategic Aggressive Fund                                   74
    Premium Bond Fund                                           40
    Schwab Personal Choice Fund                                 13
    Prime Money Market Fund                                    174
    GNMA Fund                                                   36
    U.S. Small Company Fund                                     25
    Income & Growth Fund                                       235



  2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       a. BASIS OF ACCOUNTING: The financial statements of the Plan are prepared under the accrual method of accounting.

       b. INVESTMENT VALUATION AND INCOME RECOGNITION: All Plan investments are valued on the basis of established year-end quoted market prices. Participant notes are carried at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average cost. Dividend income is recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consist of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

       c. PAYMENT OF BENEFITS: Benefits are recorded when paid.

       d. CONTRIBUTIONS: Contributions from employees and the Company are recorded in the period that payroll deductions are made from Plan participants.

       e. USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

       f. RISKS AND UNCERTAINTIES: The Plan provides for various investment options in any combination of either equity or fixed income investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.



  3.   PLAN TERMINATION:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in all funds in their accounts.

4.   ASSET VALUE PER SHARE:

     The number of shares and asset value per share at December 31, 1998 per American Century Services Corporation are as follows:

                                                                       ASSET
                                                     NUMBER OF         VALUE
                                                      SHARES         PER SHARE
                                                   --------------   ------------

          Ford Motor Company Stock Fund                  186,793    $     58.69
          Associates First Capital Corporation            92,812          42.38
          Ultra Fund                                      97,537          33.41
          Vista Fund                                      73,020          10.65
          Equity Income Fund                             203,237           6.31
          Value Fund                                     374,902           6.05
          International Growth Fund                      118,552           9.58
          Strategic Moderate Fund                         17,952           6.21
          Strategic Aggressive Fund                       75,795           6.61
          Premium Bond Fund                               52,403          10.28
          Schwab Personal Choice Fund                    511,222           1.00
          Prime Money Market Fund                      2,105,105           1.00
          GNMA Fund                                       24,416          10.69
          U.S. Small Company Fund                          2,644          21.82
          Income & Growth Fund                           135,599          29.25

5.     TAX STATUS:

       The Internal Revenue Service has determined and informed the Company by a letter dated September 13, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Although the Plan has been subsequently amended, management believes the Plan continues to be in accordance with the IRC.



6.     ASSOCIATES SPIN-OFF:

       On March 2, 1998, the Board of Directors of the Company approved the spin-off of all of Ford's 80.7 percent interest in the Associates First Capital Corporation (the "Associates") by declaring a dividend on the Company's outstanding shares of common and Class B stock. The spin-off dividend was payable on April 7, 1998 to stockholders of record on March 12, 1998.

       Participants with assets in the Ford Motor Stock Fund under the Plan on the distribution date received the stock dividend distribution. As a result, a total of 53,198 shares of Associates Common Stock was received by the trustee on behalf of Plan participants.

       In preparation for the spin-off, the Associates Stock Fund was created to hold the Associates shares acquired under the Plan as a result of the spin-off. Future cash dividends paid on the Associates stock held in the Associates Stock Fund will be credited to participants' accounts in the Ford Stock Fund and invested in shares of Ford Common Stock.

       During the period between the record date and the distribution date, participants' Ford Stock Fund account balances under the Plan reflected the value of the Associates stock distribution.

       The Associates Stock Fund is a "sell-only" fund and no contributions or transfers by Plan participants may be made to this fund.

FORD MICROELECTRONICS, INC. SALARIED RETIREMENT SAVINGS PLAN
ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES as of December 31, 1998


                   (B)                             (C)
           IDENTITY IF ISSUER,          DESCRIPTION OF INVESTMENT,
           BORROWER, LESSOR OR           INCLUDING MATURITY DATE,                                     (E)
            SIMILAR PARTY              RATE OF INTEREST, COLLATERAL,               (D)             CURRENT
(A)                                        PAR OR MATURITY VALUE                   COST              VALUE
------  ----------------------       -------------------------------------   ----------------  ----------------

*       Ford Motor Company           Ford Motor Company Common Stock,
                                          186,793 shares                     $     4,181,469   $    10,984,048
                                     Associates First Capital Corporation
                                          92,812 shares                            1,804,630         3,933,075

*       American Century
          Services Corporation       Ultra Fund, 97,537 shares                     2,984,975         3,258,737
                                     Vista Fund, 73,020 shares                       952,193           777,668
                                     Equity Income Fund, 203,237 shares            1,363,423         1,282,427
                                     Value Fund, 374,902 shares                    2,557,035         2,268,156
                                     International Growth Fund, 118,552            1,032,008         1,135,726
                                     Strategic Moderate Fund, 17,952
                                          shares                                     105,364           111,483
                                     Strategic Aggressive Fund, 75,795
                                           shares                                    458,761           501,008
                                     Premium Bond Fund,  52,403 shares               531,568           538,706
                                     Schwab Personal Choice Fund,
                                          511,222 shares                             511,222           511,222
                                     Prime Money Market Fund, 2,105,105
                                          shares                                   2,105,105         2,105,105
                                     GNMA Fund, 24,416 shares                        258,295           261,010
                                     U.S. Small Company Fund, 2,644
                                          shares                                      61,129            57,694
                                     Income & Growth Fund, 135,599
                                          shares                                   3,300,082         3,966,281

*     Participant notes              6% to 9.5% interest rate generally
                                          maturing from 3 to 5 years                       0           589,757
                                                                             ---------------   ---------------

                                          Total                              $    22,207,259   $    32,282,103
                                                                             ===============   ===============

*Party-in-interest to the Plan.

FORD MICROELECTRONICS, INC. SALARIED RETIREMENT SAVINGS PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1998


         (A)                                           (B)                                    (C)           (D)
     IDENTITY OF                               DESCRIPTION OF ASSET                         PURCHASE      SELLING
   PARTY INVOLVED                          (INCLUDING INTEREST RATE AND                      PRICE         PRICE
                                               MATURITY IN CASE OF A LOAN)
--------------------          ---------------------------------------------------------    -----------   -----------
REPORTING CRITERION I:        Single transaction in excess of five percent of current
                              value of plan assets.

                              None.

REPORTING CRITERION II:       Series of transactions in other than securities in excess
                              of five percent of current value of plan assets.

                              None.

REPORTING CRITERION III:      Series of transactions in securities in excess of five
                              percent of current value of plan assets.

  American Century Services   Equity Income Fund
       Corporation*             Purchases                                                  $  872,174
                                Sales                                                                    $  560,051
                              Income & Growth Fund
                                Purchases                                                   2,247,095
                                Sales                                                                     1,247,817
                              Prime Market Fund
                                Purchases                                                   2,676,836
                                Sales                                                                     2,018,560
                              Ultra Fund
                                Purchases                                                   2,088,690
                                Sales                                                                     1,269,004
                              Value Fund
                                Purchases                                                   1,165,169
                                Sales                                                                       903,062
                              Vista Fund
                                Purchases                                                     482,571
                                Sales                                                                       667,063


         (A)                                           (B)                                (E)   (F) (1)     (G)           (H)
     IDENTITY OF                               DESCRIPTION OF ASSET                      LEASE  EXPENSE     COST        CURRENT
   PARTY INVOLVED                          (INCLUDING INTEREST RATE AND                  RENTAL INCURRED  OF ASSET       VALUE
                                               MATURITY IN CASE OF A LOAN)                                               OF ASSET
--------------------          ---------------------------------------------------------  ------ --------  ---------   -----------
REPORTING CRITERION I:        Single transaction in excess of five percent of current
                              value of plan assets.

                              None.

REPORTING CRITERION II:       Series of transactions in other than securities in excess
                              of five percent of current value of plan assets.

                              None.

REPORTING CRITERION III:      Series of transactions in securities in excess of five
                              percent of current value of plan assets.

  American Century Services   Equity Income Fund
       Corporation*             Purchases                                                                 $  872,174    $  872,174
                                Sales                                                                        553,801       560,051
                              Income & Growth Fund
                                Purchases                                                                  2,247,095     2,247,095
                                Sales                                                                      1,137,617     1,247,817
                              Prime Market Fund
                                Purchases                                                                  2,676,836     2,676,836
                                Sales                                                                      2,018,560     2,018,560
                              Ultra Fund
                                Purchases                                                                  2,088,690     2,088,690
                                Sales                                                                      1,286,894     1,269,004
                              Value Fund
                                Purchases                                                                  1,165,169     1,165,169
                                Sales                                                                        877,154       903,062
                              Vista Fund
                                Purchases                                                                    482,571       482,571
                                Sales                                                                        728,651       667,063



         (A)                                           (B)                                   (I)
     IDENTITY OF                               DESCRIPTION OF ASSET                        NET GAIN
   PARTY INVOLVED                          (INCLUDING INTEREST RATE AND                    OR (LOSS)
                                               MATURITY IN CASE OF A LOAN)
--------------------          ---------------------------------------------------------    ---------
REPORTING CRITERION I:        Single transaction in excess of five percent of current
                              value of plan assets.

                              None.

REPORTING CRITERION II:       Series of transactions in other than securities in excess
                              of five percent of current value of plan assets.

                              None.

REPORTING CRITERION III:      Series of transactions in securities in excess of five
                              percent of current value of plan assets.

  American Century Services   Equity Income Fund
       Corporation*             Purchases
                                Sales                                                      $   6,250
                              Income & Growth Fund
                                Purchases
                                Sales                                                        110,200
                              Prime Market Fund
                                Purchases
                                Sales
                              Ultra Fund
                                Purchases
                                Sales                                                        (17,890)
                              Value Fund
                                Purchases
                                Sales                                                         25,908
                              Vista Fund
                                Purchases
                                Sales                                                        (61,588)

FORD MICROELECTRONICS, INC. SALARIED RETIREMENT SAVINGS PLAN
ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS, CONTINUED


                                              (B)
           (A)                         DESCRIPTION OF ASSET                             (C)           (D)          (E)     (F) (1)
       IDENTITY OF                 (INCLUDING INTEREST RATE AND                       PURCHASE      SELLING       LEASE    EXPENSE
     PARTY INVOLVED                 MATURITY IN CASE OF A LOAN)                        PRICE         PRICE        RENTAL   INCURRED
REPORTING CRITERION III,
       CONTINUED:
    Ford Motor Company*    Ford Motor Company Common Stock:
                             Purchases                                                $ 6,038,452
                             Sales                                                                  $ 5,974,437

REPORTING CRITERION IV:    Single transactions with a nonregulated entity in
                           excess of five percent of current value of plan assets.

                           None.


                                               (B)                                                   (H)
           (A)                         DESCRIPTION OF ASSET                             (G)         CURRENT            (I)
       IDENTITY OF                 (INCLUDING INTEREST RATE AND                         COST         VALUE          NET GAIN
     PARTY INVOLVED                 MATURITY IN CASE OF A LOAN)                       OF ASSET      OF ASSET        OR (LOSS)
REPORTING CRITERION III,
       CONTINUED:
    Ford Motor Company*    Ford Motor Company Common Stock:
                             Purchases                                                $ 6,038,452   $6,038,452
                             Sales                                                    $ 5,016,688   $5,974,437     $ 957,749

REPORTING CRITERION IV:    Single  transactions with a nonregulated  entity in
                           excess of five percent of current value of plan assets.

                           None.


(1) Information regarding expenses incurred with each transaction was not available from the trustee.

*Party-in-interest to the Plan.

                                 Exhibit Index
                                 -------------


Exhibit No.                 Description
-----------                 -----------

    23                      Consent of PricewaterhouseCoopers LLP